EXHIBIT 12-1
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                       MCN CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Thousands of Dollars)


                                              Twelve Months Ended   Twelve Months Ended  Twelve Months Ended
                                                December 31, 1995    December 31, 1994    December 31, 1993
                                              -------------------   -------------------  -------------------
EARNINGS AS DEFINED (1)
Pre-tax income (2) .......................            $135,210            $105,887            $106,987
Fixed charges (3) ........................              78,725              60,910              48,955
                                                      --------            --------            --------
  Earnings as defined ....................            $213,935            $166,797            $155,942
                                                      ========            ========            ========

FIXED CHARGES AS DEFINED (1) (4)
Interest, expensed .......................            $ 57,378            $ 48,948            $ 38,728
Interest, capitalized ....................               7,926               2,928               3,966
Amortization of debt discounts, premium
  and expense ............................               1,641               1,332               1,153
Interest implicit in rentals .............               8,452               7,773               6,350
Preferred securities dividend requirements
  of subsidiaries ........................               9,702               2,203               1,086
                                                      --------            --------            --------
  Fixed charges as defined ...............            $ 85,099            $ 63,184            $ 51,283
                                                      ========            ========            ========

Ratio of Earnings to Fixed Charges .......                2.51                2.64                3.04
                                                      ========            ========            ========

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Notes:
(1)  Earnings and fixed charges are defined and computed in accordance with
     Item 503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income of MCN and its majority-owned subsidiaries, (b) MCN's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies and the preferred securities dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income.

(4)  Fixed charges represent (a) interest, whether expensed or capitalized,
     (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries (MichCon and MCN Michigan Limited Partnership), increased to reflect the pre-tax earnings requirement for MichCon.
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